Amphenol

Amphenol Corporation

World Headquarters

358 Hall Avenue

Wallingford, CT 06492,

U.S.A

Tel: 1-203-265-8900

Fax: 1-203-265-8628

September 18, 2020

VIA EDGAR1

Andi Carpenter

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amphenol Corporation

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 12, 2020

File No. 001-10879

Dear Ms. Carpenter:

Amphenol Corporation (“Amphenol” or the “Company”) submits this letter in response to follow-up comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 22, 2020, relating to the above-referenced filing (the “Filing”). In this letter, we have recited the Staff’s comments in italicized, bold type, up front and have followed with the Company’s response.

Executive Summary

The Company is a global manufacturer that operates more than 120 independent business units in more than 30 countries. The Company’s management structure is designed to provide clear financial statement accountability in a flat organizational structure, and to foster an entrepreneurial and high-performance culture.

1 Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The placeholder “[***]” has been inserted in place of the portions so omitted. A copy of the letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

As described in Item 1. Business of the Company’s Form 10-K for the year ended December 31, 2019, our Chief Executive Officer (“CEO”), R. Adam Norwitt, who is also our Chief Operating Decision Maker (“CODM”) and Segment Manager, views and manages the business as reflected in our two reportable and operating segments organized around similar technologies, design capabilities, products and production processes: Interconnect Products and Assemblies (“Interconnect”) and Cable Products and Solutions (“Cable”). As we have also described in Item 1. Business and Item 1A. Risk Factors of the Company’s Form 10-K, our business model and the Company’s strategy are organized around a diversified set of eight end markets (“End Markets”): Automotive, Broadband Communications, Commercial Aerospace, Industrial, Information Technology and Data Communications, Military, Mobile Devices and Mobile Networks.

In addition, the Company also established Operating Groups to simplify the administration of our global organization by aligning the independent business units based on a range of criteria including primary End Markets served, product and technology offering, geographies and other factors such as tenure, experience and span of control of the applicable Group General Manager.

In determining our reportable segments, the Company considered the specific guidance in FASB ASC 280, Segment Reporting (“ASC 280”) which employs a management approach. Given the complexities involved in applying ASC 280, we regularly review our segment reporting structure in consultation with our outside advisors. Our operating segments determination is consistent with how the CODM operates the business, our management reporting structure and how we communicate the results, outlook and strategy to our board of directors (“Board”) and shareholders. Our segment reporting is consistent with the objectives of ASC 280, and allows the CODM, our executive team, our Board and our shareholders to understand Amphenol’s performance, to assess our future prospects and to make judgments about the Company based on consistent and well-understood information.

For all the reasons outlined below, we believe that the Interconnect and Cable segments meet the criteria of operating segments (“Segments”) and further that our Operating Groups are not our Segments.

Segment and End Market information is consistent and meaningful to our CODM and shareholders; Operating Group information is neither consistent over time nor consistent by End Market and therefore not meaningful and potentially confusing to shareholders

•	Our CODM operates the business at a Segment level and uses Segment discrete financial information to make decisions about the allocation of resources.
•	End Market revenue data is also critical to how the CODM manages the Company and allocates resources to maximize long term performance in each of the End Markets served by our Segments. The CODM frequently refers to End Market revenue data when discussing our business with our Board, and in his discussions with the Company’s shareholders and Wallstreet analysts[2], the most frequent topic is End Market performance and trending. It is important to note that End Markets are not considered Segments because operating income data and other discrete financial information do not exist at the End Market level as our financial reporting systems were not designed to capture End Market profitability information.

2 For example, approximately 75% of all questions from Wall Street analysts during the Company’s 2019 quarterly earnings calls related to End Markets.

•	Although the names applied to several of the Operating Groups (see below) appear to correlate with specific End Markets, this is not the case as the majority of our Operating Groups have significant sales into multiple End Markets, and virtually all of our End Markets include sales from multiple Operating Groups. Therefore, disclosing Operating Group financial information would not result in incremental decision-useful information for our shareholders, and may be potentially confusing.
•	Operating Groups represent a collection of independent business units that are aligned in order to facilitate collaboration and maximize overall Segment performance. Operating Groups were created primarily for human resource and administrative purposes.
•	Operating Groups within each Segment have significant similarities of product technologies and cost structures as well as a meaningful overlap of customers and channels to market. As a result, the independent business units within each Segment can be and in fact are frequently moved from one Operating Group to another (See Appendix C of the supplementary data3).

If Operating Groups were operating segments, we would be forced to restate our segment disclosure on almost an annual basis, if not more frequently, due to the frequent changes to the composition of such Operating Groups. For the reasons articulated in this response we do not believe that presenting frequently restated segment information would provide incremental useful information to our shareholders.

Our Segment discrete financial information and End Market revenue information is complete, consistent and meaningful to investors and consistent with how the CODM manages the business and makes decisions about the allocation of resources. Information at the Operating Group level is not a focus area for the CODM for the purposes of resource allocation and therefore would not be useful to investors nor would such information align with how we discuss business prospects and trends with the Board and shareholders.

The CODM manages the business via the allocation of resources at the Company and Segment level and not at the Operating Group level; key operating decisions are made based on Company and Segment financial results and not based on Operating Group financial results

•	Our company employs an entrepreneurial, agile and flexible management style. This drives our culture and is critical to our success in the market. The flexibility of our unique structure may not be evident by looking at the current snapshot of our organizational chart included in Appendix B4 of the supplementary data.

3 The Company has provided certain information to the Staff on a supplemental basis current with the filing of this response letter.

4 As noted in our previous response, Dan Murdock, when he was Deputy Chief Accountant at the SEC, highlighted this key consideration in a speech he delivered at the AICPA conference on December 8, 2014:

ASC 280 employs a management approach to the identification of operating segments, which means it is based on the way that management organizes the segments within the entity for the purpose of making operating decisions and assessing performance. Consequently, segments will often be evident from the structure of an entity’s internal organization. Some of you may interpret this to mean that simply looking at the entity’s organizational chart will be sufficient. While this may be a good data point, let me caution you that the organizational chart is simply a data point – the underlying principle requires consideration of the nature and extent of information that is reported to the CODM by each of the positions you identify on that chart.

•	While Operating Groups have assigned Group General Managers, one of our key competitive advantages is our flat operational structure, which empowers each of our business units to operate independently.
•	The key discrete financial information the CODM focuses on to determine where opportunities exist and how to allocate resources is Segment discrete financial information and End-Market order and revenue information.
•	The CODM principally interacts with the Operating Groups and underlying business units in order to strategically understand and assess the overall market, technology, customer and product trends for the Company, Segments and our End Markets, and not to manage the performance or the allocation of resources within the Operating Groups and business units.
•	When evaluating the performance of the Segment businesses for the purpose of resource allocation, our CODM allocates capital to strengthen the Company’s core technology and capabilities across the totality of interconnect and cable products we offer and across all our diverse End Markets, and is focused on maximizing the portfolio’s value proposition to collectively outperform the industry.
•	Our CODM does not regularly utilize Operating Group financial results for purposes of resource allocation as it is not a key component of the CODM’s strategic decision-making framework in evaluating and deciding upon operating or strategic decisions and the allocation of resources to the Segments. Instead, he uses information at the aggregate Segment level to assess performance and allocate resources as evidenced by the wealth of market and operational data received in the CODM packages at the Company, Segment and End Market level.

Each of our two segments is comprised of business units that have significant similarities of product technologies and cost structures as well as a meaningful overlap of customers and channels to market

•	Our Interconnect segment businesses generally provide connector and value-add interconnect solutions with a relatively low cost of materials and high internal manufacturing value-add. They generally sell to original equipment manufacturers (“OEM”) across various End Markets who incorporate our products into their end products which are then sold to end customers as a complete system or product. For example, our connector may be sold to an automobile OEM; the OEM then sells that automobile to a consumer.
•	Our Cable segment businesses generally sell cable-related products to network operators, who install our products into their networks and then provide a service to their end customers. For example, we may sell cable to a cable system operator, who then installs that cable within their network. They then provide cable television and/or broadband internet access to a consumer.

Information disclosed and communicated externally to shareholders as well as internally to our Board of Directors is consistent with how our CODM manages the business and our Segment disclosure conclusions

•	For the reasons outlined above, we disclose Company, Segment and End Market data to our Board and our shareholders. This information is consistent over time and well understood by our investors and the analysts that cover us. We do not disclose or communicate Operating Group or business unit financial information to our shareholders. Operating Group profitability information is rarely provided or discussed with the Board.
•	Our quarterly disclosures include robust commentary on revenue information and trends by End Market as well as significant disclosures relating to the risks and opportunities of our End Markets in Item 1. Business and Item 1A. Risk Factors of the Company’s Form 10-K. End Market disclosures are also featured prominently in our quarterly earnings call.
•	Our CODM and headquarters executive team interact with our Board and our shareholders on a regular basis, while our Group General Managers have infrequent and limited interaction with the Board and virtually no interaction with our shareholders.

1. We note your responses to comments 1 and 2 in our letter dated March 31, 2020. Please address the following:

• Provide us with additional details about your management structure and how your company is organized. In your response, expand on your description of the Operating Groups and the independent businesses they are comprised of.

Response:

As noted above, our CODM views and manages the business as reflected in our two reportable and operating segments: Interconnect and Cable. In addition, our business model and the Company’s strategy are organized around a diversified set of eight End Markets.

Due to the relative size of the Cable segment, which has been steadily shrinking as a percentage of the Company’s overall sales for several years, the business units under the Cable segment are aligned within our ARFOB and AICC Operating Group (see Appendix A of the supplementary data for more details).

Operating Group Organization

As illustrated in Appendix A of the supplementary data, the Company has seven Operating Groups comprised of a collection of independent business units (as determined solely by the CODM). The description of the activities published on our website that make up each Operating Group below supports that the products designed, manufactured and sold within our interconnect segment can be broadly defined as enabling interconnect solutions and applications for our customers:

•	Amphenol Military Aerospace Operations (“AMAO”) businesses design, manufacture and supply high performance interconnect systems primarily for harsh environment military and commercial aerospace applications, and also supply products into the industrial market.

•	Amphenol Automotive Product Group (“AAPG”) businesses design, manufacture and supply advanced interconnect systems for automotive applications, and also supply products into the commercial aerospace market.
•	Amphenol Industrial Products Group (“AIPG”) businesses design, manufacture and supply high-performance interconnect systems for a broad range of industrial applications, and also supply products into the military, commercial aerospace, automotive and mobile networks markets.
•	Mobile Consumer Products Group (“MCP”) businesses design and manufacture an extensive range of interconnect products, antennas and electromechanical components for a wide variety of mobile devices, and also supply products into the industrial, IT Datacom and automotive markets.
•	Amphenol Interconnect and Sensors Systems Group (“AISS”) businesses design, manufacture and supply value-add interconnect and sensor solutions across a variety of end markets, including industrial, automotive, mobile networks and IT Datacom.
•	Amphenol Information Communications and Commercial Group (“AICC”) businesses design, manufacture and supply interconnect solutions across a variety of end markets, including IT Datacom, mobile networks, industrial, automotive and mobile devices.
•	Amphenol Radio Frequency, Optics and Broadband Group (“ARFOB”) businesses design, manufacture and supply radio frequency (RF) interconnect technology for a variety of end markets including mobile networks, IT Datacom, automotive, industrial, military and broadband. The [***] business units within this Operating Group selling cable, value-added cable products and related components are for use primarily in the broadband market and are reported under the Cable segment.

While our Operating Groups may appear (based on their names) to reflect a dedicated focus to a particular End Market, they do not. As described above, Operating Groups are only loosely based on End Markets; [***]. There are many other similar examples of significant disconnects between the Operating Groups and End Markets served that are illustrated in Pages 13-21 of the Forecast Package provided as Appendix F of the supplementary data. In certain cases (notably AISS and ARFOB), our Operating Groups have no correlation to our End Markets.

Since our Operating Groups were created primarily for human resource and administrative purposes to simplify the administration of our global organization, the number and makeup of these Operating Groups have changed frequently over time. These changes were generally unrelated to financial performance. [***]

Our CODM has the ability to re-shuffle the number and makeup of Operating Groups because the business units within a segment are so similar that frequent changes from one Operating Group to another can be made without any negative impact on our Segment’s overall operations. In contrast, business units have never been moved from one Segment to another. This frequent movement of business units among the various Operating Groups is one important reason why the CODM does not rely on detailed financial information at a level lower than our Interconnect and Cable Segments for purposes of making resource allocation decisions. As noted above, the regular re-alignment of independent business units amongst the seven Operating Groups is undertaken to maximize the performance of the Segments and the Company as a whole and is not done based on changes to our Segments or End Markets, which tend to be very stable over time.

Operating Group Management

Each Operating Group consists of a lean management team: a Group General Manager (who directly reports to the CODM – see Appendix A of the supplementary data) and a Group Controller. In addition to these two individuals, each Group management team includes a limited number [***] of other supporting roles.

Each of our more than 120 business units is managed by a business unit General Manager who reports directly to the Group General Manager and who is incented to grow and develop his or her business and to manage entrepreneurially in developing, marketing and producing innovative, timely and cost-effective product solutions to meet customer needs regardless of Operating Group placement. In addition to the General Manager, each business unit is made up of a local management team with a deep understanding of their respective countries and customers and includes all the functions necessary to run the business on a stand-alone basis, including sales, marketing, engineering, research & development, operations, quality, finance, human resources, and information technology, all of which functions report into the General Manager.

Our CODM is the chief architect of this unique operating culture that has enabled the Company to deliver sustained growth, profitability and shareholder value over a long period of time. Our CODM is primarily responsible for key operational decisions to capitalize on our value-creating technology solutions and growth trends in our markets. Our CODM is also solely responsible (with oversight of the Board) for all significant capital allocation decisions, such as investing in new products, equipment, facilities and capabilities to fuel future growth and expansion and funding strategic acquisitions that complement our existing businesses and further expand our product lines, technological capabilities and geographic presence.

This entrepreneurial and collaborative management structure and flexible capital allocation philosophy is driven by our belief in the need to be agile and collaborative across our entire portfolio due to the rapidly changing electronics industry that cuts across all of our interconnect product categories and the End Markets we serve. The CODM’s primary focus is on Interconnect and Cable product sales to our End Markets. He does not assess financial performance (i.e., review the financial performance of each of the Operating Groups or individual businesses) for purposes of allocating resources to each of those businesses.

The executive-level management structure as at year end 2019 (and as of the date of this letter) is included in Appendix B of the supplementary data.

• Describe the role and responsibilities of your CODM and each of the individuals reporting to the CODM.

Role and Responsibilities of CODM

As discussed in our previous response, the CODM for the Company is our CEO who is responsible for the primary operational decisions of the Company, driving the Company’s strategy and evaluating the Company’s and each Segment’s results to assess performance and allocate resources.

The CODM’s primary responsibilities include:

•	Developing the overall strategy and financial goals for each Segment and the overall Company including what markets and product areas the Segments and the Company should target.
•	Evolving the decentralized organizational structure of the Company in order to protect the entrepreneurial and highly accountable culture of the Company. This includes reviewing and making changes to the business units included within each Operating Group to ensure they are aligned with the Operating Group that will maximize the overall Segment’s potential for revenue and profitability growth.
•	Driving collaboration between the business units.
•	Oversight of Group General Managers to ensure strategic direction of Operating Groups and business units are aligned with that of the Segments and the Company.
•	Reviewing and approving all capital expenditures over $[***] requested by the business unit General Managers (the Board is required to approve over certain higher thresholds).
•	Interfacing with strategic customers on a regular basis on various topics including business reviews and negotiations.
•	Actively involved and final authority (other than the Board, where required) regarding the Company’s capital deployment priorities including M&A, dividends and share repurchases
•	Actively involved in the acquisition process including final determination of what businesses the Company targets, key decisions made based on information identified during the diligence process, approval of critical contract terms and final determination of valuation of the acquisition.
•	Involved with investor relations

Role and Responsibilities of Headquarters Direct Reports

The CFO’s primary responsibilities include those typical of a public company chief financial officer.

The General Counsel’s primary responsibilities include those typical of a public company general counsel, including but not limited to advising executive management and the Board of Directors on a variety of legal and compliance matters.

The Senior Vice President, Human Resources’ (“SVP HR”) primary responsibilities include oversight of all aspects of human resources management and industrial relations policies, practices and operations.

The Vice President, Strategy & Investor Relations’ (“VP IR”) primary responsibilities include research of market trends, monitoring and reporting on industry news, involvement in Environmental, Social and Governance initiatives and investor relations activities.

Our CFO, General Counsel, SVP HR and VP IR meet directly with the CODM regularly and primarily on an unscheduled basis to discuss whatever topics are of importance at the time.

Role of Group General Managers

The Group General Managers’ primary responsibilities include:

•	Driving collaboration between the business units within their respective Operating Group as well as among the various other Operating Groups.
•	Oversight of business unit General Managers including involvement in hiring decisions (ultimately requiring CODM approval) to ensure strategic direction of the business is aligned with overall direction set by the CODM.
•	Approval of capital expenditure requests under $[***] by the business unit General Managers.
•	Interacting with customers when needed, typically for higher level communications or important topics and negotiations.
•	Oversight of Group-level team which at minimum includes a Group Controller whose main purpose is review and indirect oversight of the business unit finance function mainly from a financial reporting and internal control perspective.

Our Group General Managers meet directly with the CODM on a regular basis. As discussed in our previous response, our CODM retains the primary operational decision-making role and therefore is responsible for driving the Segments’ and the Company’s strategy and evaluating the Segments’ and the Company’s operating results to assess performance and allocate resources. The Group General Manager roles are not Board or shareholder facing roles. For all the above reasons, our Group General Managers are not segment managers.

• Identify and describe the role of each of your segment managers.

Our CODM is also the segment manager for each of our two segments. As such, please refer to the roles and responsibilities above for our CODM in response to this question.

• Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.

The key operating decisions of the Company and each Segment are centered around the following:

•	Decisions determining Segment and overall Company strategy and direction including what markets or product areas the Company should target

•	Organization of the Company including making changes to existing Operating Groups and business units to maximize the potential for revenue and operating income growth at the Segment level
•	Critical hiring decisions especially hiring decisions involving key HQ functions, business unit General Managers and Group General Managers
•	Determination of how resources should be allocated to capture opportunities including capital expenditures and facility leases
•	Decisions regarding significant customer relationships
•	Decisions regarding capital deployment and acquisitions including what businesses to target and buy as well as valuation decisions and contract terms
•	Annual budget setting process

Our CODM is primarily responsible for each of the operating decisions outlined above.

Our CODM and our Board assess performance by comparing actual financial results (orders, revenue, operating income and cash flows) of the Company and its Segments to those of the prior year and those outlined in the annual budget. As stated in our previous response letter, in order to achieve this, our CODM receives financial information for the consolidated Company and each Segment contained in CODM packages described below and more fully in Appendix D of the supplementary data.

• Expand on your description of the changes your CODM regularly makes to the composition of each Operating Group by realigning businesses from one Operating Group to another, including how the CODM determines such changes should be made, what financial information the CODM reviews when making such changes, and the frequency of such changes.

We currently have seven Operating Groups. Since we created our Operating Group structure in 2000, we have had as many as [***] Operating Groups and as few as [***] Operating Groups. The dynamic nature of our evolving markets, customers, product technologies and competitive landscape requires frequent re-alignment of our business units within each Operating Group. In just the last ten years, the CODM has moved over [***] business units from one Operating Group to another Operating Group and has made several changes to the overall number of Operating Groups; if Operating Groups were operating segments, we would have to effectively restate our segment disclosure on an almost annual basis, if not more frequently. [***]

The CODM does not consider current financial performance as a key factor in the decision to realign business units. The decision is based on a multitude of operational data and strategic considerations including responding to changes in technologies, customers and/or market trends, or for more administrative or personnel-related reasons as described above. The frequent realignment is focused on the long-term to enhance the level of collaboration between complementary businesses and therefore maximize the potential opportunities not only for that business unit but for other business units within the Operating Group and ultimately the Segment.

[***]

This flexibility and agility described above are key to the CODM’s operating strategy of managing and maneuvering the Company’s collection of underlying businesses to address the rapidly changing end markets and evolving product technologies within its Operating Groups, in order to drive long term revenue and income growth. This further demonstrates that the CODM allocates resources at the Interconnect and Cable Segment level rather than the Operating Group level as the makeup of each group is fluid over time to ensure the overall competitiveness and long-term outperformance of the Company and its two Segments. This agility is well-understood and appreciated by the Company’s investors and is a consistent theme on the Company’s quarterly earnings calls.

• Tell us how often the CODM meets with his direct reports, what is typically discussed in those meetings, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.

The CODM meets regularly with all of his direct reports to discuss initiatives and general updates pertaining to the Company as a whole. These meetings take place individually and as a group. Individual interactions between the CODM and his direct reports vary based on the needs at the time, but generally occur at least weekly on an unscheduled basis, as needed, to manage the business and implement the strategy determined by the CODM and approved by our Board. The subject matter for these meetings and the information the CODM reviews in conjunction with these meetings varies greatly depending on the persons involved and may include financial results and performance updates, legal and/or human resource matters, customer, market, product and technology updates or governmental and regulatory matters, among many other topics.

In addition to the unscheduled meetings discussed above, the formally scheduled meetings between the CODM and his direct reports include the following: [***]. There is no defined content and format for the financial or other information included in these meetings as the financial information is tailored to the topics being discussed and changes from meeting to meeting. [***]

• Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CODM makes changes to the budget.

The budget process starts with guidance provided by the CODM and CFO regarding expectations and timing of the upcoming budgets and budget process. The budgets are developed annually on a “bottoms up” basis by each independent business unit. These budgets are then submitted into the Company’s financial consolidation system. The data submitted includes full income statement and balance sheet information including other supplemental supporting data including customer, product and End Market information. The budgets are then reviewed by the Group General Manager and Group Controller who typically meet with each business unit General Manager and controller to review their budget. Any resulting changes are then made to the budget submittals. Those budgets are then compiled and reviewed by the headquarters finance team led by the Corporate Controller and CFO. Prior to the budget meeting with headquarters personnel (including the CODM and CFO), a presentation is submitted by each Group Controller which provides an overview of the budget for each business unit, which in addition to financial data generally includes customer, product and End Market information (there is no defined format).

The annual strategy and budget planning meetings with the CODM, CFO and other members of executive management then take place [***]. Each business unit General Manager will briefly present his or her business plan and financial budget for the upcoming year. The CODM participates in these budget meetings by leading discussions primarily related to markets, customers, competition, manufacturing strategy and product technology. Final budgets reflecting any changes made by each business unit General Manager are typically submitted several weeks later and these budgets are then consolidated up to the Segment and Company level for final review and approval by the CODM (any changes made to the budget by the CODM which is ultimately presented to the Board is at the Segment and Company level).

The consolidated Company and Segment budgets are then reviewed and approved by the Board at the [***] meeting; individual Operating Group budgets are neither provided nor reviewed by the Board.

• Describe the basis for determining the compensation for each individual that reports to the CODM.

The Compensation Committee of our Board determines the compensation for our executive officers, with input from the CODM.

The compensation program for all executive officers (including the Group General Managers) includes the following elements:

•	Base Salary
o	Determined based on the size, scope and complexity of the executive officer’s responsibility, among other things.
•	Management Incentive Plan
o	Determined based on achievement of financial goals. For headquarters executive officers the goals have most recently been based on consolidated revenue and EPS growth of the consolidated company. For Group General Managers the goals have most recently been based on revenue and operating income growth of their respective Operating Group.
•	Stock Options
o	Each executive officer including Group General Managers is granted stock options on an annual basis. The purpose of the stock option grants is to align the long-term interests of the management team and our shareholders.

For 2019, the base salary of our executive officers as a group comprised less than 25% of total compensation, while at-risk compensation (Management Incentive Plan + Stock Options) comprised more than 75% of total compensation.  With respect to the incentive compensation, a significant majority of every executive officer’s incentive pay was comprised of stock options.  As such, the compensation of every executive officer including the Group General Managers is tied predominantly to the consolidated results of the Company.

2. You state in your response the CODM receives two monthly reporting packages referred to internally as the “Flash Report” and the “Forecast Package” as well as two quarterly reporting packages referred to internally as the “Press Release Package” and the “Customer Sales Report”. Please describe in additional detail the financial information included in these packages, and tell us what financial information is reviewed by the CODM for the purpose of allocating resources and assessing performance.

The detailed financial information included in these packages are included in Appendix D of the supplementary data.

For the purpose of allocating resources and assessing performance, the CODM receives financial information for the consolidated company which includes, revenues, gross margin, operating income, net income and earnings per share information. The CODM also receives financial information for each of the two Segments, including revenues, book to bill ratio, operating income, return on sales and conversion margins. The supplemental information for End Markets and Operating Groups included in these four reports are limited to net orders and revenues (i.e., there is no profitability measure below the segment level) except for the Forecast Package.

The Forecast Package (which is approximately 120 pages in length) is prepared monthly for multiple users including the headquarter Executive Officers, Corporate Controller, Treasurer and Director of Financial Planning & Analysis (FP&A). The Operating Group profitability information which is primarily used by the CFO, Corporate Controller and Director of FP&A is the second to last item on the table of contents and is used for the purpose of short-term financial planning and analysis.

You also state in your response that the Forecast Package includes “limited profitability information of the Operating Groups and the underlying businesses”, and that your “CEO does not regularly rely upon the limited profitability information for the Operating Groups to assist in his assessment of financial performance for purposes of the allocation of resources”. Please describe this limited profitability information and tell us whether the CODM uses this information for the purpose of allocating resources and assessing performance, and if so, in what circumstances and with what frequency.

The financial information included in the Forecast Package includes a comparison of actual and forecasted orders, revenue and operating income to the prior forecast, prior year and budgeted amounts for the Operating Groups and underlying business units. The limited profitability information included therein does not present a complete picture of the financial performance of the Company or its components, and the CODM does not use Operating Group profitability information to assess performance for the purpose of allocating resources.

The CODM assesses performance for the Company and its two Segments for the purpose of allocating resources on a constant basis, relying on a broad range of financial and operational information, which includes Company, Segment and End Market information, general industry and competitive data as well as conversations with his direct reports and other industry participants.  No single Company report or other type of information plays a predominant role in his assessment; instead he relies on the total mix of information available to him.

3. We note your discussion of the financial information your board of directors generally receives. Please describe in additional detail the financial information received by your Board of Directors and how frequently that information is received.

The Board receives the “Flash Report” described in Appendix D of the supplementary data on a monthly basis and also receives a “Business Report”, “Board Financial Package” and the “Earnings Release” on a quarterly basis. None of them have any profitability information at the Operating Group or underlying business unit level. These reports and presentations only have financial information that the CODM considers important and meaningful at the consolidated, Segment and/or End Market level (which is consistent with the information we present to shareholders during our quarterly earnings release). As detailed in our response above, the Company does not consider profitability information at the Operating Group level to be meaningful for the purposes of the allocation of resources and, therefore, the Board does not receive it.

4. Please be advised we are and will continue to assess your reporting units based on the information we receive in response to the above comments.

We understand that segment reporting conclusions involve a level of judgment based on an entity's individual facts and circumstances, and that no single factor or characteristic is determinative. Based on the unique facts and circumstances applicable to Amphenol, we believe we have appropriately concluded that we have two reportable segments, two operating segments and two reporting units. [***]

* * *

If you have any further questions, please call me at (203) 265-8625 or email me at CLampo@amphenol.com.

Very truly yours,

/s/ Craig A. Lampo
Craig A. Lampo
Senior Vice President and
Chief Financial Officer

cc:	Anne McConnell, Securities and Exchange Commission